

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

Brian McFadden
Chief Executive Officer
Eightco Holdings Inc.
200 9th Avenue North, Suite 220
Safety Harbor, Florida 34695

   Re: Eightco Holdings Inc.
     Registration Statement on Form S-1
     Filed June 2, 2023
     File No. 333-272397

Dear Brian McFadden:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Robert Arzonetti at (202) 551-8819 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Finance

cc: Rick Werner